UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32923 / November 27, 2017

_____

In the Matter of   :
                                                                          :
HORIZON TECHNOLOGY FINANCE   :
   CORPORATION   :
HORIZON CREDIT II LLC   :
HORIZON LIFE SCIENCE DEBT STRATEGIES   :
   FUND L.P.   :
HORIZON TECHNOLOGY FINANCE MANAGEMENT   :
   LLC   :
                                                                          :
312 Farmington Avenue   :
Farmington, CT 06032   :
                                                                          :
(812-14738)   :
_____   :

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Horizon Technology Finance Corporation, Horizon Credit II LLC, Horizon Life Science Debt Strategies Fund L.P., and Horizon Technology Finance Management LLC filed an application on January 23, 2017, and amendments on June 28, 2017 and September 13, 2017, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit a business development company and certain registered closed-end management investment companies (collectively, the "Investors") to co-invest in portfolio companies with each other and with certain affiliated investment funds.

On October 30, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32888). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing. The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Investors in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Horizon Technology Finance Corporation, <u>et al</u>. (File No. 812-14738) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary